Exhibit 107

EXHIBIT F

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

J.P. Morgan Access Multi-Strategy Fund II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$29,871,484.45	0.00927%	$2,769.09

Fees Previously Paid			-

Total Transaction Valuation	$29,871,484.45

Total Fees Due for Filing			$2,769.09

Total Fees Previously Paid			-

Total Fee Offsets			-

Net Fee Due			$2,769.09